State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 09/07/2018
FILED 12:38 PM 09/07/2018
SR 20186546875 - File Number 6828966

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1) The jurisdiction where the Limited Liability Company first formed is Delaware.

2) The jurisdiction immediately prior to filing this Certificate is Delaware.

3) The date the Limited Liability Company first formed is April 3, 2018.

4) The name of the Limited Liability Company immediately prior to filing this Certificate is WWF Holdings, LLC.

5) The name of the Corporation as set forth in the Certificate of Incorporation is WWF Holdings, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 7th day of September, 2018.



By: _____

Name: Lon Johnson
Title: Manager

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:38 PM 09/07/2018
FILED 12:38 PM 09/07/2018
SR 20186546875 - File Number 6828966

CERTIFICATE OF INCORPORATION OF WWF HOLDINGS, INC.

ARTICLE I

The name of the Corporation (the "Corporation") is WWF Holdings, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, City of Lewes, County of Sussex. The name of the registered agent of the Corporation at such address is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV

1. Authorized Shares. The Corporation shall be authorized to issue 20,000,000 shares of all classes, consisting of (i) 11,000,000 shares of Class A Common Stock, $0.00001 par value (the "Class A Common Stock"), (i) 4,500,000 shares of Class B Common Stock, $0.00001 par value (the "Class B Common Stock"), and (iii) 4,500,000 shares of Preferred Stock, $0.00001 par value (the "Preferred Stock").

2. Common Stock. Each share of Class A and Class B Common Stock shall be identical in all respects and for all purposes and entitled to: one vote in all proceedings in which action may or is required to be taken by stockholders of the Corporation; participate equally in all dividends payable with respect to the Common Stock, as, if and when declared by the Board of Directors of the Corporation (the "Board") subject to any preference in favor of any class or series of Preferred Stock; and share ratably in all distributions of assets of the Corporation in the event of any voluntary or involuntary liquidation, or winding up of the affairs of the Corporation, subject to any rights and preferences in favor of any class or series of Preferred Stock.

3. Preferred Stock.

(a) With respect to the 4,500,000 shares of undesignated Preferred Stock as of the date hereof, the Board shall have authority to the fullest extent permitted under the DGCL, but subject to all contractual restrictions to which it is bound, to adopt by resolution from time to time one or more Certificates of Designation providing for the designation of one or more series of Preferred Stock, and such designations, limitations, voting rights (if any) and restrictions thereof, and to fix or alter the number of shares comprising any such series, subject to any requirements of the DGCL, all contractual restrictions by which the Corporation is bound and this Certificate of Incorporation, as amended from time to time.

The authority of the Board with respect to each such series shall include, without limitation of the foregoing, the right to determine and fix the following preferences and powers, which may vary as between different series of Preferred Stock:

      (i)   the distinctive designation of such series and the number of shares to constitute such series;

      (ii)   the rate at which any dividends on the shares of such series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms;

      (iii)   the right or obligation, if any, of the Corporation to redeem shares of the particular series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;

      (iv)   the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such series of Preferred Stock shall be entitled to receive upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

      (v)   the terms and conditions, if any, upon which shares of such series shall be convertible into, or exchangeable for, shares of capital stock of any other series, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

      (vi)   the obligation, if any, of the Corporation to retire, redeem or purchase shares of such series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

      (vii)   limitations, if any, on the issuance of additional shares of such series or any shares of any other series of Preferred Stock.

      (b)   Beside the rights provided by law, the holders of the Preferred Shares shall not be entitled to vote on any matters as to which holders of Class A and Class B Common Stock shall be entitled to vote.

ARTICLE V

The incorporator is Lon Johnson whose mailing address is 1300 Broadway, #520, Detroit, Michigan 48226. The powers of the incorporator are to file this certificate of incorporation, approve the Bylaws of the Corporation and elect the initial directors.

ARTICLE VI

The number of directors of the Corporation shall be such as from time to time shall be fixed in the manner provided in the Bylaws of the Corporation. The election of directors of the

Corporation need not be by ballot unless the Bylaws so require.

ARTICLE VII

To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages or breach of fiduciary duty as a director. The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative (a "Proceeding"), by reason of the fact that he or she or his or her testator or intestate is or was a director of the Corporation or any subsidiary of the Corporation or any predecessor of the Corporation or any subsidiary of the Corporation, or serves or served at any other enterprise as director at the request of the Corporation of any predecessor to the Corporation, or acted at the direction of any such director against all expense, liability and loss actually and reasonably incurred or suffered by such Indemnitee in connection therewith.

Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation upon a determination that indemnification of the director is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment).

Expenses (including attorneys' fees) incurred by a director of the Corporation in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of an undertaking by or on behalf of the director to repay all amounts so advanced in the event that it shall ultimately be determined that such director is not entitled to be indemnified by the Corporation as authorized in this Article VII.

The indemnification and advancement of expenses provided by this Article VII shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation. All rights to indemnification under this Article VII shall be deemed to be a contract between the Corporation and each director of the Corporation or any of its subsidiaries who serves or served in such capacity at any time while this Article VII is in effect.

The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director of the Corporation or any of its subsidiaries, or is or was serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her or on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article VII.

If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify or advance expenses to each person entitled to indemnification or advancement of expenses, as the case may be, as to all expense, liability and loss actually and reasonably incurred or suffered by such person and for which indemnification or advancement of expenses, as the case may be, is available to such person pursuant to this Article VII to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the full extent permitted by applicable law.

Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VII would accrue or arise, prior to such amendment, repeal of adoption of an inconsistent provision.

ARTICLE VIII

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders, it is further provided:

(a)   In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized and empowered:

(i)   to make, alter, amend or repeal the Bylaws in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation;

(ii)   to determine whether any, and if any, what part, of the net profits of the Corporation or of its surplus shall be declared in dividends and paid to the stockholders, and to direct and determine the use and disposition of any such net profits or such surplus; and

(iii)   to fix from time to time the amount of net profits of the Corporation or of its surplus to be reserved as working capital or for any other lawful purpose.

In addition to the powers and authorities herein or by statute expressly conferred upon it, the Board may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the laws of the State of Delaware, of this Certificate of Incorporation and of the Bylaws of the Corporation.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 7th day of September, 2018.



By:
_____

Name: Lon Johnson
Title: Incorporator